UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_________________________

FORM 6-K

_________________________

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

May 5, 2021

_________________________

NOVO NORDISK A/S
(Exact name of Registrant as specified in its charter)

_________________________

Novo Allé
DK-2880 Bagsværd
Denmark
(Adress of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-________

Strategic aspirations	Financial Statement	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Legal	Financial Information
Company announcement No 30 / 2021

Financial report for the period 1 January 2021 to 31 March 2021

5 May 2021
Novo Nordisk's net profit increased by 6% in the first three months of 2021

•Operating profit decreased by 8% in Danish kroner and increased by 3% at constant exchange rates (CER).
•Sales remained unchanged in Danish kroner and increased by 7% at CER to DKK 33.8 billion. Sales in International Operations increased by 2% in Danish kroner (9% at CER), and sales in North America Operations decreased by 3% in Danish kroner (increased 6% at CER). Sales growth is negatively impacted by COVID-19-related stocking in 2020, partially offset by inventory changes and timing of shipments in 2021.
•Sales within Diabetes and Obesity care increased by 1% in Danish kroner to DKK 28.8 billion (9% at CER), driven by GLP-1 growth of 13% in Danish kroner (23% at CER) reflecting the uptake of Ozempic® and Rybelsus®. Biopharm sales decreased by 6% in Danish kroner (increased by 1% at CER).
•Within R&D, Novo Nordisk decided to initiate phase 3a development with 50 mg oral semaglutide in obesity. Following the Refusal to File letter in the US covering the label expansion application for once-weekly semaglutide 2.0 mg for the treatment of type 2 diabetes, Novo Nordisk is working towards resubmission in the second quarter of 2021.
•For the 2021 outlook, sales growth is now expected to be 6-10% at CER, and operating profit growth is now expected to be 5-9% at CER. The ongoing share buyback programme will be expanded to DKK 18 billion.

PROFIT AND LOSS	Q1 2021	Q1 2020	Growth as reported	Growth at CER*
DKK million
Net sales	33,804	33,875	0%	7%
Operating profit	14,982	16,302	(8%)	3%

Net profit	12,623	11,897	6%	N/A
Diluted earnings per share (in DKK)	5.45	5.05	8%	N/A
* CER: Constant exchange rates (average 2020).

Lars Fruergaard Jørgensen, president and CEO: "We are very encouraged with the sales growth in the first three months of 2021. Sales growth was driven by all therapy areas and across geographical areas within International Operations as well as North America Operations where growth has accelerated in the US. We were also pleased to announce plans to develop oral semaglutide as a convenient and effective treatment option for people with obesity, complementing our injectable obesity medications. The solid financial performance in the first three months of 2021 has enabled us to raise our outlook range for the full year."

On 5 May 2021 at 13.00 CEST, corresponding to 7.00 am EDT, an earnings call will be held. Investors will be able to listen in via a link on novonordisk.com, which can be found under ‘Investors’.

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 www.novonordisk.com	CVR Number: 24 25 67 90
Company announcement No 30 / 2021

Financial report for the period 1 January 2021 to 31 March 2021	Page 2 of 26
STRATEGIC ASPIRATIONS
STRATEGIC ASPIRATIONS 2025
The strategic aspirations are objectives that Novo Nordisk intends to work towards and are not a projection of Novo Nordisk's financial outlook or expected growth. Novo Nordisk intends to describe how its activities develop in relation to each of the four dimensions on an ongoing basis.

Performance highlights for the first three months of 2021:

Purpose and sustainability	Innovation and therapeutic focus
Adding value to society:
•Progress on 'Defeat Diabetes' strategy:
◦Collaboration with the University of Toronto focusing on prevention
◦Initiation of 'Diabetes Compass' by the World Diabetes Foundation to improve access to diabetes care in low- and middle-income countries

Progress towards zero environmental impact:
•Progress on supplier target aiming at 100% renewable power across all suppliers by 2030 with around 15% reduction in supplier CO2 emissions
•48% reduction in CO2 emissions compared to the first three months 2019

Further raise innovation bar for diabetes treatment:
•Ozempic® approved in China for the treatment of type 2 diabetes
•Refusal to File letter received for semaglutide 2.0 mg

Develop superior treatment solutions for obesity:
•Phase 3a clinical trial initiated with once-weekly semaglutide 2.4 mg in people with heart failure with preserved ejection fraction (HFpEF)
•Decision to initiate phase 3a development with 50 mg oral semaglutide in obesity

Strengthen and progress Biopharm pipeline:
•Sogroya® approved in the EU for adults with growth hormone deficiency

Establish presence in Other serious chronic diseases:
•Phase 3a development initiated with once-weekly semaglutide 2.4 mg for treatment of NASH
•Gilead Sciences and Novo Nordisk expanded NASH clinical collaboration

Commercial execution	Financials
       Strengthen diabetes leadership:
•Diabetes value market share increased by 0.6 percentage point to 29.3% (MAT)

 Strengthen obesity leadership and double sales:
•Obesity care sales increased by 9% (CER) to DKK 1.6 billion

 Secure a sustained growth outlook for Biopharm:
•Biopharm sales increased by 1% (CER)

Deliver solid sales and operating profit growth:
•Sales growth at 7% (CER)
•International Operations sales growth at 9% (CER)
•In the US, sales grew 5% and 52% of sales came from products launched since 2015
•Operating profit growth of 3% (CER)

           Drive operational efficiencies:
•Gross margin positively impacted by productivity gains in Product Supply

Enable attractive capital allocation to shareholders:
•Free cash flow of DKK 9.5 billion and DKK 16.5 billion returned to shareholders

Strategic aspirations	Financial Statement	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Legal	Financial Information
Company announcement No 30 / 2021

Financial report for the period 1 January 2021 to 31 March 2021	Page 3 of 26

FINANCIAL STATEMENT
CONSOLIDATED FINANCIAL STATEMENT FOR THE FIRST THREE MONTHS OF 2021

PROFIT AND LOSS	Q1 2021	Q1 2020	% change Q1 2021 to Q1 2020
(Amounts are in DKK million, except for earnings per share, dividend per share and employees)

Net sales	33,804	33,875	0%

Gross profit	27,993	28,489	(2%)
Gross margin	82.8%	84.1%

Sales and distribution costs	8,256	7,590	9%
Percentage of sales	24.4%	22.4%

Research and development costs	3,944	3,777	4%
Percentage of sales	11.7%	11.1%

Administrative costs	932	927	1%
Percentage of sales	2.8%	2.7%

Other operating income, net	121	107	13%

Operating profit	14,982	16,302	(8%)
Operating margin	44.3%	48.1%

Financial items (net)	956	(1,281)	(175%)

Profit before income taxes	15,938	15,021	6%

Income taxes	3,315	3,124	6%
Effective tax rate	20.8%	20.8%

Net profit	12,623	11,897	6%
Net profit margin	37.3%	35.1%

OTHER KEY NUMBERS

Depreciation, amortisation and impairment losses	1,377	1,086	27%
Capital expenditure	1,402	1,667	(16%)
Net cash generated from operating activities	11,255	10,012	12%
Free cash flow	9,532	7,669	24%

Total assets	141,387	126,256	12%
Equity	58,496	54,399	8%
Equity ratio	41.4%	43.1%

Average number of diluted shares outstanding (million)	2,315.6	2,354.8	(2%)
Diluted earnings per share / ADR (in DKK)	5.45	5.05	8%

Full-time equivalent employees end of period	45,157	43,158	5%

These unaudited consolidated financial statements for the first three months of 2021 have been prepared in accordance with IAS 34 ‘Interim Financial Reporting’ and additional Danish disclosure requirements for listed companies. The accounting policies adopted in the preparation are consistent with those applied in the Annual Report 2020 of Novo Nordisk.

Strategic aspirations	Financial Statement	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Legal	Financial Information
Company announcement No 30 / 2021

Financial report for the period 1 January 2021 to 31 March 2021	Page 4 of 26
COMMERCIAL EXECUTION
SALES DEVELOPMENT ACROSS THERAPEUTIC AREAS
Sales remained unchanged measured in Danish kroner and grew by 7% at CER the first three months of 2021, driven by growth across all therapy areas with Diabetes care sales growth of 9% (CER), Obesity care sales growth of 9% (CER) and Biopharm sales growth of 1% (CER). Sales growth is negatively impacted by COVID-19-related stocking in the first three months of 2020, partially offset by inventory changes and timing of shipments in 2021.

Sales split per therapy	Sales Q1 2021 DKK million	Sales Q1 2020 DKK million	Growth as reported	Growth at CER	Share of growth at CER
Diabetes and Obesity care segment

Rybelsus®	729	229	218%	247%	22%
Ozempic®	6,662	4,755	40%	52%	99%
Victoza®	3,909	4,991	(22%)	(16%)	(31%)
Total GLP-1	11,300	9,975	13%	23%	90%

Long-acting insulin	4,822	5,158	(7%)	0%	0%
- Tresiba®	2,365	2,460	(4%)	3%	3%
- Xultophy®	681	662	3%	8%	2%
- Levemir®	1,776	2,036	(13%)	(6%)	(5%)

Premix insulin	2,953	2,955	0%	6%	7%
- Ryzodeg®	420	337	25%	34%	5%
- NovoMix®	2,533	2,618	(3%)	2%	2%

Fast-acting insulin	4,556	5,114	(11%)	(4%)	(9%)
- Fiasp®	402	390	3%	9%	1%
- NovoRapid®	4,154	4,724	(12%)	(5%)	(10%)

Human insulin	2,535	2,687	(6%)	2%	3%

Total insulin	14,866	15,914	(7%)	0%	1%

Other Diabetes care[1]	1,110	1,125	(1%)	4%	1%

Total Diabetes care	27,276	27,014	1%	9%	92%

Obesity care (Saxenda®)	1,551	1,577	(2%)	9%	6%

Diabetes and Obesity care total	28,827	28,591	1%	9%	98%

Biopharm segment
Rare blood disorders[2]	2,678	2,810	(5%)	2%	3%
- Haemophilia A	497	452	10%	16%	3%
- Haemophilia B	147	130	13%	18%	1%
- NovoSeven®	1,980	2,181	(9%)	(2%)	(2%)
Rare endocrine disorders[3]	1,920	2,031	(5%)	2%	1%
Other Biopharm[4]	379	443	(14%)	(12%)	(2%)
Biopharm total	4,977	5,284	(6%)	1%	2%

Total sales	33,804	33,875	0%	7%	100%

1) Primarily NovoNorm®, needles and GlucaGen® HypoKit®.
2) Comprises NovoSeven®, NovoEight®, Esperoct®, Refixia® and NovoThirteen®
3) Primarily Norditropin®.
4) Primarily Vagifem® and Activelle®.

Strategic aspirations	Financial Statement	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Legal	Financial Information
Company announcement No 30 / 2021

Financial report for the period 1 January 2021 to 31 March 2021	Page 5 of 26
DIABETES AND OBESITY CARE
Diabetes care, sales and market share development
Sales in Diabetes care increased by 1% measured in Danish kroner and by 9% at CER to DKK 27,276 million driven by GLP-1 growth. Novo Nordisk has improved the global diabetes value market share over the last 12 months from 28.8% to 29.3% in line with the aspiration of strengthening the diabetes care leadership, aiming at reaching a global value market share of more than one third in 2025. The market share increase was driven by market share gains in both International Operations and North America Operations.

In the following sections, unless otherwise noted, market data are based on moving annual total (MAT) from February 2021 and February 2020 provided by the independent data provider IQVIA. EMEA covers Europe, the Middle East and Africa, Region China covers mainland China, Hong Kong and Taiwan, and Rest of World covers all other countries except for North America.

Diabetes care, development per geographical area	Novo Nordisk’s share of the total diabetes market (value, MAT)		Diabetes care, sales development

	February	February	Sales Q1 2021 DKK million	Growth at CER
	2021	2020

Global	29.3%	28.8%	27,276	9%
International Operations	23.6%	22.2%	14,898	10%
- EMEA *	27.9%	27.0%	7,270	2%
- Region China **	31.5%	27.3%	4,270	21%
- Rest of World ***	13.7%	13.1%	3,358	18%
North America Operations	31.5%	31.2%	12,378	7%
- The US	31.5%	31.4%	11,702	6%

Source: IQVIA, February 2021 data. *Data for EMEA available for European markets and seven markets outside Europe representing approximately 90% of Novo Nordisk Diabetes care sales in the area. **Data for mainland China, excluding Hong Kong and Taiwan. *** Data for Rest of World available for seven markets representing approximately 70% of total Novo Nordisk’s Diabetes care sales in the area.

GLP-1 therapy for type 2 diabetes
Sales of GLP-1 products for type 2 diabetes (Rybelsus®, Ozempic® and Victoza®) increased by 13% measured in Danish kroner and by 23% at CER to DKK 11,300 million. The GLP-1 segment’s value share of the total diabetes market has increased to 22.8% compared with 18.9% 12 months ago. Novo Nordisk continues to be the global market leader in the GLP-1 segment with a 50.8% value market share, an increase of 2.5 percentage points compared to 12 months ago.

GLP-1, development per geographical area	Novo Nordisk's share of the diabetes GLP-1 market (value, MAT)		GLP-1, sales development

	February	February	Sales Q1 2021 DKK million	Growth at CER
	2021	2020

Global	50.8%	48.3%	11,300	23%
International Operations	54.8%	51.2%	3,537	31%
- EMEA *	56.0%	53.0%	2,320	18%
- Region China **	88.6%	93.3%	403	86%
- Rest of World ***	45.3%	40.2%	814	54%
North America Operations	50.2%	47.8%	7,763	19%
- The US	49.5%	47.3%	7,372	18%

Source: IQVIA, February 2021 data. *Data for EMEA available for European markets and seven markets outside Europe representing approximately 90% of Novo Nordisk GLP-1 sales in the area. **Data for mainland China, excluding Hong Kong and Taiwan. *** Data for Rest of World available for seven markets representing approximately 70% of total Novo Nordisk Diabetes care sales in the area.

Rybelsus® sales increased by 218% measured in Danish kroner and by 247% at CER to DKK 729 million. Sales growth was driven by North America Operations as well as EMEA and Rest of World. Rybelsus® has now been launched in 15 countries.

Ozempic® sales increased by 40% measured in Danish kroner and by 52% at CER to DKK 6,662 million. Sales growth was driven by North America Operations and International Operations. Ozempic® has now been launched in 58 countries. Inventory changes in the US positively impacted sales growth.

Strategic aspirations	Financial Statement	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Legal	Financial Information
Company announcement No 30 / 2021

Financial report for the period 1 January 2021 to 31 March 2021	Page 6 of 26
Victoza® sales decreased by 22% measured in Danish kroner and by 16% at CER to DKK 3,909 million. The sales decline was driven by North America Operations, EMEA and Rest of World, partially offset by higher sales in Region China.

International Operations
Sales of GLP-1 diabetes products in International Operations increased by 25% measured in Danish kroner and by 31% at CER. Sales growth is driven by all geographical areas. The value share of the GLP-1 class of the total diabetes market has increased to 11.2% from 9.4% 12 months ago. Novo Nordisk is the market leader with a value market share of 54.8%.

EMEA
Sales in EMEA increased by 16% measured in Danish kroner and by 18% at CER. The sales growth reflects the uptake of Ozempic®, partially offset by lower sales of Victoza®. Rybelsus® has now been launched in 14 countries in EMEA. Novo Nordisk remains the market leader in EMEA with a value market share of 56.0%.

Region China
Sales in Region China increased by 82% measured in Danish kroner and by 86% at CER. The sales growth reflects the uptake of Victoza® in mainland China and the launch of Ozempic® in Taiwan®. The GLP-1 class' share of the overall diabetes market value in Region China increased to 3.4% from 2.2% 12 months ago with a Victoza® market share of 88.6%.

Rest of World
Sales in Rest of World increased by 33% measured in Danish kroner and by 54% at CER. The sales growth reflects increased sales of Ozempic® and the launch of Rybelsus in Japan®, partially offset by lower sales of Victoza®. Novo Nordisk remains the market leader with a value market share of 45.3%.

North America Operations
Sales of GLP-1 diabetes products in North America Operations increased by 9% measured in Danish kroner and by 19% at CER. Novo Nordisk is the market leader with a 50.2% value market share compared to 47.8% 12 months ago. The value market share of the GLP-1 class of the total North American diabetes market has increased to 27.3% compared to 22.8% 12 months ago.

Sales growth in the US is driven by a prescription volume growth of the GLP-1 class of around 20% in the quarter. Rybelsus® weekly new-to-brand market share is 12.5%. The combined Novo Nordisk GLP-1 new-to-brand prescription market share is now 58.0%. Novo Nordisk is the market leader measured on total monthly prescriptions for the combined GLP-1 portfolio.

Sales of GLP-1 in the US increased by 18% at CER. The sales increase was driven by continued uptake of Ozempic® and Rybelsus®, partially offset by declining Victoza® sales. GLP-1 sales growth was negatively impacted by rebate enhancements as well as unfavourable channel and payer mix, partially countered by inventory changes.

Strategic aspirations	Financial Statement	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Legal	Financial Information
Company announcement No 30 / 2021

Financial report for the period 1 January 2021 to 31 March 2021	Page 7 of 26
Insulin
Sales of insulin decreased by 7% measured in Danish kroner, and remained unchanged at CER to DKK 14,866 million. The unchanged sales at CER were driven by declining sales in the US, offset by increased sales in International Operations.

Insulin, development per geographical area	Novo Nordisk’s share of the total insulin market (volume, MAT)		Insulin, sales development

	February	February	Sales Q1 2021 DKK million	Growth at CER
	2021	2020

Global	47.3%	46.7%	14,866	0%
International Operations	50.2%	49.4%	10,520	5%
- EMEA *	47.5%	46.6%	4,775	(4%)
- Region China **	50.7%	50.5%	3,322	16%
- Rest of World ***	57.4%	56.6%	2,423	12%
North America Operations	39.3%	39.7%	4,346	(10%)
- The US	39.1%	39.7%	4,097	(10%)

Source: IQVIA, February 2021 data. *Data for EMEA available for European markets and seven markets outside Europe representing approximately 90% of Novo Nordisk insulin sales in the area. **Data for mainland China, excluding Hong Kong and Taiwan. *** Data for Rest of World available for seven markets representing approximately 70% of total Novo Nordisk’s Diabetes care sales in the area.

International Operations
Sales of insulin in International Operations decreased by 1% measured in Danish kroner and increased by 5% at CER. Sales growth at CER was driven by long-acting and premix insulin.

EMEA
Sales of insulin in EMEA decreased by 9% measured in Danish kroner and by 4% at CER. The sales decline was driven by fast-acting insulin, human insulin and premix insulin, partially offset by long-acting insulin.

Region China
Sales of insulin in Region China increased by 13% measured in Danish kroner and by 16% at CER. The sales growth was driven by all insulin products except for human insulin.

Rest of World
Sales of insulin in Rest of World remained unchanged in Danish kroner and increased by 12% at CER. The sales growth was driven by human insulin, long-acting and fast-acting insulin.

North America Operations
Sales of insulin in North America Operations decreased by 18% measured in Danish kroner and by 10% at CER. The sales decrease in the US was driven by a decline in volume and rebate enhancements, partially offset by channel mix. Novo Nordisk has a volume market share of 39.1% of the total insulin market.

Strategic aspirations	Financial Statement	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Legal	Financial Information
Company announcement No 30 / 2021

Financial report for the period 1 January 2021 to 31 March 2021	Page 8 of 26
Obesity care, sales development
Sales of Saxenda® decreased by 2% measured in Danish kroner and increased by 9% at CER to DKK 1,551 million. Saxenda® sales growth at CER was driven by International Operations and North America Operations. Saxenda® has now been launched in 58 countries. Novo Nordisk currently has a value market share of 66.1% of the global obesity prescription drug market. The strategic aspiration for Obesity care is to more than double reported sales from the base in 2019 of DKK 5,679 million by 2025.

Obesity care, development per geographical area	Obesity care, sales development

	Sales Q1 2021 DKK million	Growth at CER

Global	1,551	9%
International Operations	715	18%
- EMEA	371	18%
- Region China	7	—
- Rest of World	337	17%
North America Operations	836	2%
- The US	759	0%

International Operations
Sales of Saxenda® in International Operations increased by 5% measured in Danish kroner and by 18% at CER, driven by increased sales in EMEA and Rest of World. Novo Nordisk currently has a value market share of 41.4% in the obesity prescription drug market.

EMEA
Sales of Saxenda® in EMEA increased by 10% measured in Danish kroner and by 18% at CER. Novo Nordisk currently has a value market share of 67.0% in the obesity prescription drug market.

Rest of World
Sales of Saxenda® in Rest of World decreased by 1% measured in Danish kroner and increased by 17% at CER. Saxenda® has been launched in 19 countries in Rest of World. Novo Nordisk currently has a value market share of 32.2% in the obesity prescription drug market.
North America Operations
Sales of Saxenda® in North America Operations decreased by 7% measured in Danish kroner and increased by 2% at CER. Saxenda® continues to grow in volume and Novo Nordisk now has a value market share of 82.2% in the obesity prescription drug market in North America. Sales were negatively impacted by unfavourable channel mix development.

Strategic aspirations	Financial Statement	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Legal	Financial Information
Company announcement No 30 / 2021

Financial report for the period 1 January 2021 to 31 March 2021	Page 9 of 26
BIOPHARM
Biopharm, sales development
Sales of biopharm products decreased by 6% measured in Danish kroner and increased by 1% at CER to DKK 4,977 million in line with the strategic aspiration of sustained growth in Biopharm. The sales growth at CER was driven by North America Operations, partially offset by International Operations. Sales growth was driven by both rare blood disorders and rare endocrine disorders. Sales growth was negatively impacted by COVID-19-related stocking in 2020.

Biopharm, development per geographical area	Biopharm, sales development

	Sales Q1 2021 DKK million	Growth at CER

Global	4,977	1%
International Operations	3,134	0%
- EMEA	1,889	6%
- Region China	53	(74%)
- Rest of World	1,192	2%
North America Operations	1,843	3%
- The US	1,711	3%

Rare blood disorders
Sales of rare blood disorder products decreased by 5% measured in Danish kroner and increased by 2% at CER to DKK 2,678 million. The increasing sales at CER were driven by the launch products Esperoct® and Refixia®, partially offset by declining NovoSeven® sales.

Sales of haemophilia A products increased by 10% measured in Danish kroner and by 16% at CER to DKK 497 million. The sales increase was driven by International Operations and North America Operations. Esperoct® has been launched in 20 countries.

Haemophilia B products increased by 13% measured in Danish kroner and by 18% at CER to DKK 147 million. The sales increase was driven by International Operations and North America Operations. Refixia® has been launched in 19 countries.
Sales of NovoSeven® decreased by 9% measured in Danish kroner and by 2% at CER to DKK 1,980 million. The sales development was driven by declining sales in Region China and Rest of World, partially offset by increasing sales in EMEA. The sales decline in Region China reflects increased distributor stock levels in 2020. Sales in North America Operations were unchanged at CER.

Rare endocrine disorders
Sales of rare endocrine disorder products decreased by 5% measured in Danish kroner and increased by 2% at CER to DKK 1,920 million driven by Norditropin®. The sales growth at CER was driven by North America Operations increasing by 2% and International Operations increasing by 1% at CER. Novo Nordisk is the leading company in the global human growth disorder market with a value market share of 35.5% compared to 33.1% a year ago, driven by new indications and the global roll-out of the next-generation device.

Strategic aspirations	Financial Statement	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Legal	Financial Information
Company announcement No 30 / 2021

Financial report for the period 1 January 2021 to 31 March 2021	Page 10 of 26
FINANCIALS
GEOGRAPHIC SALES DEVELOPMENT
Sales remained unchanged in Danish kroner and increased by 7% at CER to DKK 33,804 million in the first three months of 2021. Sales in International Operations increased by 2% measured in Danish kroner and by 9% at CER in line with the strategic aspiration of sales growth between 6-10%. Sales in North America Operations decreased by 3% measured in Danish kroner and increased by 6% at CER. The strategic aspiration of transforming 70% of sales in the US has progressed, and 52% of sales are now derived from products launched since 2015.

Sales split per geographical area	Sales Q1 2021 DKK million	Growth as reported	Growth at CER	Share of growth at CER

International Operations	18,747	2%	9%	64%
- EMEA	9,530	(1%)	3%	13%
- Region China	4,330	14%	16%	24%
- Rest of World	4,887	2%	14%	27%
North America Operations	15,057	(3%)	6%	36%
- The US	14,172	(4%)	5%	32%

Total sales	33,804	0%	7%	100%

International Operations
Sales in International Operations increased by 2% measured in Danish kroner and by 9% at CER. Sales growth was driven by all geographical areas, with Rest of World growing by 14% (CER), Region China growing by 16% (CER) and EMEA growing by 3% (CER). Sales growth was driven by all therapy areas except for Biopharm. Sales growth was negatively impacted by COVID-19-related stocking in 2020, partially offset by timing of shipments.

EMEA
Sales in EMEA decreased by 1% measured in Danish kroner and increased by 3% at CER. Sales growth was driven by Diabetes care growing by 2% (CER) driven by increased GLP-1 sales. Biopharm sales increased by 6% (CER) and Obesity care increased by 18% (CER).

Region China
Sales in Region China increased by 14% measured in Danish kroner and by 16% at CER. Sales growth was driven by Diabetes care growth of 21% (CER) reflecting increased insulin and GLP-1 sales, partially offset by Biopharm declining by 74% (CER) reflecting increased distributor stock levels in the first three months of 2020.

Rest of World
Sales in Rest of World increased by 2% measured in Danish kroner and by 14% at CER. Sales growth was driven by Diabetes care growing by 18% (CER) reflecting increased GLP-1 and insulin sales, Obesity care growing by 17% (CER) and Biopharm growing by 2% (CER).

North America Operations
Sales in North America Operations decreased by 3% measured in Danish kroner and increased by 6% at CER. Sales growth was negatively impacted by COVID-19-related stocking in 2020, partially offset by inventory changes in 2021.

The sales development at CER reflects GLP-1 sales growing by 19% (CER), Biopharm sales growing by 3% (CER) and Obesity care growing by 2% (CER). This was partially offset by insulin sales decreasing by 10% (CER) driven by a decline in volume and rebate enhancements, partially offset by channel mix.

Strategic aspirations	Financial Statement	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Legal	Financial Information
Company announcement No 30 / 2021

Financial report for the period 1 January 2021 to 31 March 2021	Page 11 of 26
DEVELOPMENT IN COSTS AND OPERATING PROFIT
The cost of goods sold increased by 8% measured in Danish kroner and by 11% at CER to DKK 5,811 million, resulting in a gross margin of 82.8% measured in Danish kroner compared with 84.1% in 2020. The decline in gross margin reflects lower realised prices in the US, a negative currency impact of 0.8% percentage point and amortisation of intangible assets related to the acquisition of Emisphere Technologies in 2020. This is countered by a positive product mix driven by increased GLP-1 sales and productivity improvements in line with the strategic aspiration of driving operational efficiencies.

Sales and distribution costs increased by 9% measured in Danish kroner and by 16% at CER to DKK 8,256 million. The increase in costs is driven by both International Operations and North America Operations. In International Operations, promotional spend is related to launch activities for Rybelsus® and Ozempic®, field force expansion in China as well as obesity market development activities. In North America Operations, the cost increase is driven by promotional activities for Rybelsus® and Ozempic®, partially offset by lower promotional spend related to insulin and Biopharm.

Research and development costs increased by 4% measured in Danish kroner and by 7% at CER to DKK 3,944 million. Increased activities within Other serious chronic diseases are driving the cost increase reflecting the progression of the early pipeline within cardiovascular disease and NASH as well as increased costs within obesity driven by the ongoing cardiovascular outcomes trials, SOUL and SELECT.

Administration costs increased by 1% measured in Danish kroner and by 3% at CER to DKK 932 million, reflecting broadly unchanged spend across administrative areas.

Other operating income (net) was DKK 121 million compared with DKK 107 million in 2020.

Operating profit decreased by 8% measured in Danish kroner and increased by 3% at CER to DKK 14,982 million.

FINANCIAL ITEMS (NET) AND TAX
Financial items (net) showed a net gain of DKK 956 million compared with a net loss of DKK 1,281 million in 2020.

In line with Novo Nordisk’s treasury policy, the most significant foreign exchange risks for Novo Nordisk have been hedged, primarily through foreign exchange forward contracts. The foreign exchange result was a net gain of DKK 947 million compared with a net loss of DKK 1,090 million in 2020. This reflects gains on hedged currencies, primarily the US dollar.

As per the end of March 2021, a negative market value of financial contracts of approximately DKK 0.7 billion has been deferred for recognition later in 2021 and 2022.

The effective tax rate is 20.8% in the first three months of 2021 in line with an effective tax rate of 20.8% in the first three months of 2020.

Strategic aspirations	Financial Statement	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Legal	Financial Information
Company announcement No 30 / 2021

Financial report for the period 1 January 2021 to 31 March 2021	Page 12 of 26
CASH FLOW AND CAPITAL ALLOCATION

CAPITAL EXPENDITURE AND FREE CASH FLOW
Capital expenditure for property, plant and equipment was DKK 1.4 billion compared with DKK 1.7 billion in 2020. The lower capital expenditure was mainly related to lower investments in the new production facility for diabetes active pharmaceutical ingredients in Clayton, North Carolina, US.

Free cash flow was DKK 9.5 billion compared with DKK 7.7 billion in 2020 in line with the strategic aspiration to deliver attractive capital allocation to shareholders. The increase reflects higher net profit and a favourable impact from change in working capital.

Novo Nordisk’s financial reserves were DKK 24.3 billion by end of March 2021 comprising cash at bank, marketable securities (measured at fair value based on active market data) and undrawn credit facilities less overdrafts and loans repayable within 12 months.

EQUITY AND CAPITAL ALLOCATION
Total equity was DKK 58,496 million at the end of the first three months of 2021, equivalent to 41.4% of total assets, compared with 43.1% at the end of the first three month of 2020. Please refer to appendix 5 for further elaboration of changes in equity.

Reduction in share capital
At the Annual General Meeting of Novo Nordisk A/S, held on 25 March 2021, a 1.7% reduction in the total share capital was approved. The reduction was effectuated by a cancellation of 40,000,000 treasury B shares of DKK 0.20 at a nominal value of DKK 8,000,000. After the legal implementation of the share capital reduction on 27 April
2021, Novo Nordisk’s share capital now amounts to DKK 462,000,000 divided into an A share capital of DKK
107,487,200 and a B share capital of DKK 354,512,800.

2021 share repurchase programme
On 3 February 2021, Novo Nordisk announced a share repurchase programme of up to DKK 3.0 billion to be executed from 3 February to 3 May 2021, as part of an overall programme of up to DKK 17 billion to be executed during a 12-month period beginning 3 February 2021. The purpose of the programme was to reduce the company’s share capital and to meet obligations arising from share-based incentive programmes. Under the programme, Novo
Nordisk has repurchased 6,754,777 B shares for an amount of DKK 3.0 billion in the period from 3 February to 3
May 2021. The programme was concluded on 3 May 2021.

As of 3 May 2021, Novo Nordisk and its wholly-owned affiliates owned 5,657,389 of its own B shares, corresponding to 0.2% of the total share capital.

Based on the increased expectations for cash flow generation in 2021, the Board of Directors has approved an expansion of the 2021 share repurchase programme with DKK 1.0 billion to DKK 18 billion.

Share repurchase under the overall programme of up to DKK 18 billion that began 3 February 2021 is expected to be resumed shortly. As announced in February 2021, Novo Nordisk’s majority shareholder Novo Holdings A/S, a holding company fully owned by the Novo Nordisk Foundation, has informed Novo Nordisk that it intends to consider its participation in the Novo Nordisk share repurchase programme on a year-by-year basis. For 2021, Novo Holdings A/S has informed Novo Nordisk that it plans to participate in the share repurchase programme. Novo Holdings A/S has an ownership of 28.5% of the Novo Nordisk share capital after the implementation of the share capital decrease, and
Novo Holdings A/S currently intends to maintain its ownership of the Novo Nordisk share capital around 28%.

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Company announcement No 30 / 2021

Financial report for the period 1 January 2021 to 31 March 2021	Page 13 of 26
OUTLOOK
OUTLOOK 2021
The current expectations for 2021 are summarised in the table below:

Expectations are as reported, if not otherwise stated	Expectations 5 May 2021	Expectations 3 February 2021

Sales growth
at CER	6% to 10%	5% to 9%
as reported	Around 4 percentage points lower than at CER	Around 4 percentage points lower than at CER

Operating profit growth
at CER	5% to 9%	4% to 8%
as reported	Around 6 percentage points lower than at CER	Around 6 percentage points lower than at CER

Financial items (net)	Gain of around DKK 0.7 billion	Gain of around DKK 0.7 billion

Effective tax rate	20% to 22%	20% to 22%

Capital expenditure (PP&E)	Around DKK 7.5 billion	Around DKK 8.0 billion

Depreciation, amortisation and impairment losses	Around DKK 6 billion	Around DKK 6 billion

Free cash flow	DKK 37-42 billion	DKK 36-41 billion

For 2021, sales growth is now expected to be 6% to 10% at CER. The guidance reflects expectations for continued sales growth in International Operations in line with the strategic aspiration of 6-10% growth as well as growth in North America Operations. The guidance reflects expectations for sales growth within Diabetes care, mainly driven by the GLP-1 products Ozempic® and Rybelsus®, as well as growth within Obesity care. Intensifying competition within both Diabetes care and Biopharm is also reflected in the guidance. Furthermore, continued pricing pressure within Diabetes care, especially in the US, is expected to negatively impact sales development. Given the current exchange rates versus the Danish krone, growth reported in DKK is still expected to be around 4 percentage points lower than at CER.

Operating profit growth is now expected to be 5% to 9% at CER. The expectation for operating profit growth primarily reflects the sales growth outlook and continued investments in current and future growth drivers across the operating units, including the continued roll-out of Ozempic® and Rybelsus® as well as global investments in building the anti-obesity market and the expected launch of semaglutide 2.4 mg in the US. Furthermore, resources are allocated to both early and late-stage pipeline activities, including expected initiations of several phase 3a clinical trial programmes in 2021. Given the current exchange rates versus the Danish krone, growth reported in DKK is still expected to be around 6 percentage points lower than at CER.

The current COVID-19 pandemic causes uncertainty to the outlook regarding the number of patients initiating treatment and societal impacts such as the unemployment rate in the US, which is impacting healthcare insurance coverage. The outlook is based on a number of assumptions related to the severity and duration of impacts from COVID-19. Consequently, volatility in quarterly results should be expected.

For 2021, Novo Nordisk still expects financial items (net) to amount to a gain of around DKK 0.7 billion, mainly reflecting gains associated with foreign exchange hedging contracts.

The effective tax rate for 2021 is still expected to be in the range of 20-22%.

Capital expenditure is now expected to be around DKK 7.5 billion in 2021 compared to DKK 8.0 billion in February 2021 reflecting phasing of investments.

Depreciation, amortisation and impairment losses are still expected to be around DKK 6.0 billion.

The free cash flow is now expected to be DKK 37-42 billion, and the share repurchase programme will be expanded with DKK 1 billion to DKK 18 billion.

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Company announcement No 30 / 2021

Financial report for the period 1 January 2021 to 31 March 2021	Page 14 of 26

All of the above expectations are based on assumptions that the global or regional macroeconomic and political environment will not significantly change business conditions for Novo Nordisk during 2021, including the potential implications from major healthcare reforms and legislative changes as well as outcome of legal cases, and that the currency exchange rates, especially the US dollar, will remain at the current level versus the Danish krone. Neither does the guidance include the financial implications of significant business development transactions during the remainder of 2021.

FX	Q1 2021	Q1 2020	% change	Spot rate 28 April 2021

USD	617	678	(9%)	616
CNY	95	97	(2%)	95
JPY	5.82	6.22	(6%)	5.66
CAD	488	505	(3%)	497
GBP	851	867	(2%)	855

Novo Nordisk has hedged expected net cash flows in a number of invoicing currencies and, all other things being equal, movements in key invoicing currencies will impact Novo Nordisk’s operating profit as outlined in the table below.

Key invoicing currencies	Impact on Novo Nordisk's operating profit in the next 12 months of a 5% movement in currency	Hedging period (months)[1]

USD	DKK 2,000 million	12
CNY[2]	DKK 490 million	2
JPY	DKK 200 million	12
CAD	DKK 150 million	9
GBP	DKK 120 million	11

1) As of 28 April 2021.
2) Chinese yuan traded offshore (CNH) used as proxy when hedging Novo Nordisk’s CNY currency exposure.

The financial impact from foreign exchange hedging is included in Financial items (net).

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Company announcement No 30 / 2021

Financial report for the period 1 January 2021 to 31 March 2021	Page 15 of 26
INNOVATION AND THERAPEUTIC FOCUS
Diabetes care
Ozempic® approved in China for the treatment of type 2 diabetes and established cardiovascular disease
In April 2021, Ozempic® was approved by the China National Medical Products Administration for both the treatment of insufficiently controlled type 2 diabetes and for reducing the risk of major adverse cardiovascular events in patients with type 2 diabetes and established cardiovascular disease. Novo Nordisk expects to launch Ozempic® in China in the second half of 2021.

Refusal to File letter for once-weekly semaglutide 2.0 mg for the treatment of type 2 diabetes
On 22 March 2021, Novo Nordisk announced that the US Food and Drug Administration (FDA) had issued a Refusal to File letter covering the label expansion application for once-weekly semaglutide 2.0 mg for the treatment of type 2 diabetes, which was filed on 20 January 2021. In the letter, FDA requested additional manufacturing data. While additional information needs to be included in the resubmission, Novo Nordisk believes the already completed clinical trial programme will be sufficient for approval of the label expansion application. Novo Nordisk is working towards resubmission in the second quarter of 2021.

Obesity care
Phase 3a clinical trial initiated with once-weekly semaglutide 2.4 mg in people with heart failure with preserved ejection fraction (HFpEF)
In March 2021, Novo Nordisk initiated a phase 3a clinical trial with once-weekly semaglutide 2.4 mg in people with obesity-related HFpEF. The objective of the trial is to investigate the effects of semaglutide 2.4 mg on physical function, symptoms and body weight compared with placebo, both added to standard of care. The 52-week trial is expected to enrol approximately 500 people. In the second quarter of 2021, Novo Nordisk expects to initiate a second phase 3a trial, similar in design, with semaglutide 2.4 mg in people with obesity-related HFpEF and type 2 diabetes.

Decision to initiate phase 3a development in obesity with oral semaglutide
On 21 April 2021, Novo Nordisk announced the decision to enter phase 3a development in obesity with oral semaglutide 50 mg in approximately 1,000 people with obesity or overweight with comorbidities. The decision follows the completion of the STEP phase 3a clinical programme with once-weekly subcutaneous semaglutide 2.4 mg. The global 68-week trial is planned for initiation in the second half of 2021 and will investigate the efficacy and safety of oral semaglutide compared to placebo. For more information, please read the company announcement here: www.novonordisk.com/content/nncorp/global/en/news-and-media/news-and-ir-materials/news-details.html?id=55895 (the contents of the company’s website do not form a part of this Form 6-K).

Biopharm
Sogroya® approved in the EU for adults with growth hormone deficiency
In April 2021, once-weekly somapacitan was approved by the European Commission under the brand name Sogroya® for substitution of endogenous growth hormone in adults with growth hormone deficiency (AGHD). The approval is based on results from the REAL programme where the global pivotal trial enrolled 301 treatment-naïve adults with growth hormone deficiency. Sogroya® administered once-weekly demonstrated superiority over placebo on the primary endpoint, change in truncal fat percentage. Sogroya® is currently in phase 3a clinical development for paediatric indications.

Other serious chronic diseases
Phase 3a development initiated with once-weekly semaglutide 2.4 mg for treatment of non-alcoholic steatohepatitis (NASH)
In April 2021, Novo Nordisk initiated the phase 3a trial ESSENCE with semaglutide once-weekly 2.4 mg for treatment of NASH. ESSENCE is expected to enrol approximately 1,200 people with NASH and fibrosis stage 2 or 3. The trial is planned in two parts: part 1 will assess the effect of semaglutide 2.4 mg versus placebo on liver histology after 72 weeks of treatment, and in part 2, the effect of semaglutide 2.4 mg versus placebo on liver-related clinical events after a total of 240 weeks of treatment. The submission for regulatory approval is expected to be based on part 1 of the trial combined with the already completed results from the phase 2 trial.

Gilead Sciences and Novo Nordisk expand NASH clinical collaboration: Triple combination regimen to be investigated in new phase 2b study in NASH patients with cirrhosis
On 18 March 2021, Gilead Sciences, Inc. and Novo Nordisk announced an expanded clinical collaboration in NASH. The companies expect to conduct a phase 2b trial investigating the safety and efficacy of once-weekly semaglutide 2.4 mg alone and in a combination with a fixed-dose combination of Gilead’s investigational FXR agonist cilofexor and investigational ACC inhibitor firsocostat, in people with compensated cirrhosis stage 4 due to NASH. The objective of the trial is to evaluate the treatment's impact on liver fibrosis improvement and NASH resolution. The trial is expected to enrol approximately 440 people and is planned for initiation in the second half of 2021.

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Company announcement No 30 / 2021

Financial report for the period 1 January 2020 to 31 December 2020	Page 16 of 36

Purpose and sustainability

    Environment
Circular for Zero
As part of the environmental strategy 'Circular for Zero', Novo Nordisk has a target of all direct suppliers supply Novo Nordisk using 100% renewable power by 2030. Since the launch of the target in September 2020, engagement has been focused on suppliers with high carbon emissions, and so far more than 100 suppliers have committed to using renewable power. The single biggest carbon emitter is implementing renewable power as of 1 April which is expected to result in 35,000 tons of carbon emissions being reduced annually. With the current commitments, it is estimated that around 15% of Novo Nordisk's supplier carbon emissions will be eliminated, equalling 43,000 tons.

Novo Nordisk carbon emissions from operations and transport decreased by 48% to 41,300 tons in the first three months of 2021 compared to the first three months of 2019. The decrease was driven by renewable energy projects and impacts from COVID-19 on travelling. 2019 is used as baseline as 2020 was impacted by the COVID-19 pandemic. Novo Nordisk's carbon emissions from product distribution is expected to be further reduced as Novo Nordisk's transporter, AP Møller Maersk A/S ocean freight transferred to an ECO Delivery solution which uses biofuel to fuel selected vessels. This is expected to reduce 5,000 tons carbon emissions on an annual basis, representing one third of Novo Nordisk ocean freight.

Social
Defeat Diabetes
Novo Nordisk continues to take action under the social responsibility strategy ‘Defeat Diabetes’. In line with the focus on preventing diabetes, Novo Nordisk in February 2021 announced a collaboration and a joint investment of DKK 200 million with the University of Toronto to establish the Novo Nordisk Network for Healthy Populations. The network will focus on new ways to support healthier urban populations.

Further, in April 2021, Novo Nordisk and the Novo Nordisk Foundation announced a partnership and a joint donation of DKK 100 million to the World Diabetes Foundation to launch the Diabetes Compass, a programme which will leverage digital tools to support frontline healthcare workers improving access to diabetes care in low- and middle-income countries.

Employees
The number of full-time employees at the end of the first three months of 2021 increased by 5% compared to 12 months ago. The total number of employees was 45,777 corresponding to 45,157 full-time positions. The increase is driven by International Operations, Product Supply and R&D, partially countered by North America Operations.

LEGAL MATTERS
Victoza® product liability litigation, US
Numerous claims alleging pancreatic cancer, pancreatitis, and thyroid cancer have been filed in US courts against various incretin class manufacturers, including Victoza® and Novo Nordisk. As of 3 May 2021, 388 plaintiffs have filed product liability cases against Novo Nordisk, the vast majority alleging pancreatic cancer. In 2020, the defendants filed joint motions for summary judgment in both the Federal MDL and State JCCP courts, seeking dismissal of the complaints on federal pre-emption and lack of general causation grounds. These motions were granted by the Federal Judge on 9 March 2021 and the State Judge on 6 April 2021, thereby dismissing all cases against Novo Nordisk relating to Victoza®. Plaintiffs have filed a notice of appeal of the Federal Court ruling, and they have the right to file a similar notice of appeal of the State Court ruling. Final decisions on both appeals are not expected before the end of 2022.

Strategic aspirations	Financial Statement	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Legal	Financial Information
Company announcement No 30 / 2021

Financial report for the period 1 January 2021 to 31 March 2021	Page 17 of 26
MANAGEMENT STATEMENT
The Board of Directors and Executive Management have reviewed and approved the financial report of Novo Nordisk A/S for the first three months of 2021. The financial report has not been audited or reviewed by the company’s independent auditors.

The financial report for the first three months of 2021 has been prepared in accordance with IAS 34 'Interim Financial
Reporting' and additional Danish disclosure requirements for listed companies. The accounting policies adopted in the preparation are consistent with those applied in the Annual Report 2020 of Novo Nordisk.

In our opinion, the financial report for the first three months of 2021 gives a true and fair view of the Group’s assets, liabilities and financial position at 31 March 2021, and of the results of the Group’s operations and cash flow for the period 1 January 2021 to 31 March 2021. Furthermore, in our opinion, Management’s Review includes a true and fair account of the development in the operations and financial circumstances of the results for the period and of the financial position of the Group as well as a description of the most significant risks and elements of uncertainty facing the Group in accordance with Danish disclosure requirements for listed companies.

Besides what has been disclosed in the quarterly financial report, no changes in the Group’s most significant risks and uncertainties have occurred relative to what was disclosed in the consolidated Annual Report 2020.

Bagsværd, 5 May 2021

Executive Management:

Lars Fruergaard Jørgensen President and CEO	Karsten Munk Knudsen CFO	Monique Carter

Martin Holst Lange	Marcus Schindler	Camilla Sylvest

Henrik Wulff

Board of Directors:

Helge Lund Chair	Jeppe Christiansen Vice chair	Laurence Debroux

Andreas Fibig	Sylvie Grégoire	Mette Bøjer Jensen

Kasim Kutay	Anne Marie Kverneland	Martin Mackay

Henrik Poulsen	Thomas Rantzau	Stig Strøbæk

Strategic aspirations	Financial Statement	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Legal	Financial Information
Company announcement No 30 / 2021

Financial report for the period 1 January 2021 to 31 March 2021	Page 18 of 26
About Novo Nordisk
Novo Nordisk is a leading global healthcare company, founded in 1923 and headquartered in Denmark. Our purpose is to drive change to defeat diabetes and other serious chronic diseases such as obesity and rare blood and endocrine disorders. We do so by pioneering scientific breakthroughs, expanding access to our medicines and working to prevent and ultimately cure disease. Novo Nordisk employs about 45,800 people in 80 countries and markets its products in around 170 countries. Novo Nordisk's B shares are listed on Nasdaq Copenhagen (Novo-B). Its ADRs are listed on the New York Stock Exchange (NVO). For more information, visit novonordisk.com, Facebook, Twitter, LinkedIn, YouTube.

Financial calendar
5 August 2021	Financial statement for the first six months of 2021
3 November 2021	Financial statement for the first nine months of 2021
2 February 2022	Financial statement for 2021

Contacts for further information
Media:
Mette Kruse Danielsen	+45 3079 3883	mkd@novonordisk.com
Michael Bachner (US)	+1 609 664 7308	mzyb@novonordisk.com

Investors:
Daniel Muusmann Bohsen	+45 3075 2175	dabo@novonordisk.com
Valdemar Borum Svarrer	+45 3079 0301	jvls@novonordisk.com
Ann Søndermølle Rendbæk	+45 3075 2253	arnd@novonordisk.com
David Heiberg Landsted	+45 3077 2253	dhel@novonordisk.com
Mark Joseph Root (US)	+1 848 213 3219	mjhr@novonordisk.com
Further information about Novo Nordisk is available on novonordisk.com.

Forward-looking statements
Novo Nordisk’s reports filed with or furnished to the US Securities and Exchange Commission (SEC), including this document as well as the company’s statutory Annual Report 2020 and Form 20-F both filed with the SEC in February 2021 in continuation of the publication of the Annual Report 2020, and written information released, or oral statements made, to the public in the future by or on behalf of Novo Nordisk, may contain forward-looking statements. Words such as ‘believe’, ‘expect’, ‘may’, ‘will’, ‘plan’, ‘strategy’, ‘prospect’, ‘foresee’, ‘estimate’, ‘project’, ‘anticipate’, ‘can’, ‘intend’, ‘target’ and other words and terms of similar meaning in connection with any discussion of future operating or financial performance identify forward-looking statements. Examples of such forward-looking statements include, but are not limited to:

•statements of targets, plans, objectives or goals for future operations, including those related to Novo Nordisk’s products, product research, product development, product introductions and product approvals as well as cooperation in relation thereto,
•statements containing projections of or targets for revenues, costs, income (or loss), earnings per share, capital expenditures, dividends, capital structure, net financials and other financial measures,
•statements regarding future economic performance, future actions and outcome of contingencies such as legal proceedings, and
•statements regarding the assumptions underlying or relating to such statements.

In this document, examples of forward-looking statements can be found under the headings ‘Outlook’, ‘Research and Development update’ and 'Equity’.

These statements are based on current plans, estimates and projections. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific. Novo Nordisk cautions that a number of important factors, including those described in this document, could cause actual results to differ materially from those contemplated in any forward-looking statements.

Factors that may affect future results include, but are not limited to, global as well as local political and economic conditions, including interest rate and currency exchange rate fluctuations, delay or failure of projects related to research and/or development, unplanned loss of patents, interruptions of supplies and production, product recalls, unexpected contract breaches or terminations, government-mandated or market-driven price decreases for Novo Nordisk’s products, introduction of competing products, reliance on information technology, Novo Nordisk’s ability to successfully market current and new products, exposure to product liability and legal proceedings and investigations, changes in governmental laws and related interpretation thereof, including on reimbursement, intellectual property protection and regulatory controls on testing, approval, manufacturing and marketing, perceived or actual failure to adhere to ethical marketing practices, investments in and divestitures of domestic and foreign companies, unexpected growth in costs and expenses, failure to recruit and retain the right employees, failure to maintain a culture of compliance and epidemics, pandemics or other public health crises.

For an overview of some, but not all, of the risks that could adversely affect Novo Nordisk’s results or the accuracy of forward-looking statements in this document, reference is made to the overview of risk factors in ‘Risk Management’ of the Annual Report 2020.

Unless required by law, Novo Nordisk is under no duty and undertakes no obligation to update or revise any forward-looking statement after the distribution of this document, whether as a result of new information, future events or otherwise.

Strategic aspirations	Financial Statement	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Legal	Financial Information
Company announcement No 30 / 2021

Financial report for the period 1 January 2021 to 31 March 2021	Page 19 of 26
APPENDIX 1: QUARTERLY NUMBERS IN DKK

(Amounts in DKK million, except number of full-time equivalent employees, earnings per share and number of shares outstanding).
						% change
	2021	2020				Q1 2021 vs.
	Q1	Q4	Q3	Q2	Q1	Q1 2020

Net sales	33,804	32,138	30,927	30,006	33,875	0%

Gross profit	27,993	26,519	25,772	25,234	28,489	(2%)
Gross margin	82.8%	82.5%	83.3%	84.1%	84.1%

Sales and distribution costs	8,256	9,766	8,174	7,398	7,590	9%
Percentage of sales	24.4%	30.4%	26.4%	24.7%	22.4%
Research and development costs	3,944	4,483	3,911	3,291	3,777	4%
Percentage of sales	11.7%	13.9%	12.6%	11.0%	11.1%
Administrative costs	932	1,198	1,006	827	927	1%
Percentage of sales	2.8%	3.7%	3.3%	2.8%	2.7%
Other operating income, net	121	106	127	120	107	13%

Operating profit	14,982	11,178	12,808	13,838	16,302	(8%)
Operating margin	44.3%	34.8%	41.4%	46.1%	48.1%

Financial income	1,753	1,352	162	97	17	N/A
Financial expenses	797	528	279	519	1,298	(39%)
Financial items (net)	956	824	(117)	(422)	(1,281)	(175%)

Profit before income taxes	15,938	12,002	12,691	13,416	15,021	6%

Income taxes	3,315	2,684	2,393	2,791	3,124	6%

Net profit	12,623	9,318	10,298	10,625	11,897	6%

Depreciation, amortisation and impairment losses	1,377	1,379	2,130	1,158	1,086	27%
Capital expenditure	1,402	1,518	1,401	1,239	1,667	(16%)
Net cash generated from operating activities	11,255	172	17,506	24,261	10,012	12%
Free cash flow	9,532	(12,994)	11,224	22,666	7,669	24%

Total assets	141,387	144,922	139,947	136,121	126,256	12%
Total equity	58,496	63,325	59,573	60,054	54,399	8%
Equity ratio	41.4%	43.7%	42.6%	44.1%	43.1%

Full-time equivalent employees end of period	45,157	44,723	44,326	43,526	43,158	5%

Basic earnings per share/ADR (in DKK)	5.47	4.02	4.42	4.54	5.07	8%
Diluted earnings per share/ADR (in DKK)	5.45	4.01	4.42	4.53	5.05	8%
Average number of shares outstanding (million)	2,309.6	2,318.9	2,329	2,338.8	2,348.8	(2%)
Average number of diluted shares outstanding (million)	2,315.6	2,325.1	2,335.1	2,344.9	2,354.8	(2%)

Sales by business segment:
Total GLP-1	11,300	11,780	10,651	9,425	9,975	13%
Long-acting insulin	4,822	5,013	4,048	4,220	5,158	(7%)
Premix insulin	2,953	2,705	2,572	2,693	2,955	0%
Fast-acting insulin	4,556	4,231	4,589	4,379	5,114	(11%)
Human insulin	2,535	1,678	2,194	2,314	2,687	(6%)
Total insulin	14,866	13,627	13,403	13,606	15,914	(7%)
Other Diabetes care	1,110	975	954	977	1,125	(1%)
Total Diabetes care	27,276	26,382	25,008	24,008	27,014	1%
Obesity care (Saxenda®)	1,551	1,385	1,338	1,308	1,577	(2%)
Diabetes and Obesity care total	28,827	27,767	26,346	25,316	28,591	1%

Rare blood disorders1)	2,678	2,140	2,311	2,401	2,810	(5%)
Rare endocrine disorders1)	1,920	1,833	1,891	1,952	2,031	(5%)
Other Biopharm	379	398	379	337	443	(14%)
Biopharm total	4,977	4,371	4,581	4,690	5,284	(6%)

Sales by geographic segment:
International Operations	18,747	15,430	15,988	16,115	18,296	2%
- EMEA	9,530	8,138	8,318	8,167	9,674	(1%)
- Region China	4,330	3,248	3,549	3,474	3,813	14%
- Rest of World	4,887	4,044	4,121	4,474	4,809	2%
North America Operations	15,057	16,708	14,939	13,891	15,579	(3%)
- The US	14,172	15,877	14,144	13,028	14,775	(4%)

Segment operating profit:
Diabetes and Obesity care	12,470	9,106	9,748	11,434	13,456	(7%)
Biopharm	2,512	2,072	3,060	2,404	2,846	(12%)

1) Comparative numbers have been restated as Macrillen (previously disclosed under Other biopharm) is now disclosed as part of Rare endocrine disorders.

Strategic aspirations	Financial Statement	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Legal	Financial Information
Company announcement No 30 / 2021

Financial report for the period 1 January 2021 to 31 March 2021	Page 20 of 26
APPENDIX 2: INCOME STATEMENT AND STATEMENT OF COMPREHENSIVE INCOME

DKK million	Q1 2021	Q1 2020

Income statement

Net sales	33,804	33,875
Cost of goods sold	5,811	5,386

Gross profit	27,993	28,489

Sales and distribution costs	8,256	7,590
Research and development costs	3,944	3,777
Administrative costs	932	927
Other operating income, net	121	107

Operating profit	14,982	16,302

Financial income	1,753	17
Financial expenses	797	1,298

Profit before income taxes	15,938	15,021

Income taxes	3,315	3,124

NET PROFIT	12,623	11,897

Basic earnings per share (DKK)	5.47	5.07
Diluted earnings per share (DKK)	5.45	5.05

Segment Information

Segment sales:
Diabetes and Obesity care	28,827	28,591
Biopharm	4,977	5,284

Segment operating profit:
Diabetes and Obesity care	12,470	13,456
Operating margin	43.3%	47.1%

Biopharm	2,512	2,846
Operating margin	50.5%	53.9%

Total segment operating profit	14,982	16,302

Statement of comprehensive income

Net profit for the period	12,623	11,897

Other comprehensive income
Items that will not subsequently be reclassified to the Income statement
Remeasurements on defined benefit plans	213	217

Items that will be reclassified subsequently to the Income statement
Exchange rate adjustments of investments in subsidiaries	603	115
Cash flow hedges, realisation of previously deferred (gains)/losses	(976)	311
Cash flow hedges, deferred gains/(losses) incurred during the period	(1,573)	(581)
Other items	(2)	3
Tax on other comprehensive income, income/(expense)	597	(78)

Other comprehensive income for the period, net of tax	(1,138)	(13)
TOTAL COMPREHENSIVE INCOME FOR THE PERIOD	11,485	11,884

Strategic aspirations	Financial Statement	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Legal	Financial Information
Company announcement No 30 / 2021

Financial report for the period 1 January 2021 to 31 March 2021	Page 21 of 26
APPENDIX 3: CASH FLOW STATEMENT

DKK million	Q1 2021	Q1 2020

Net profit	12,623	11,897

Adjustment for non-cash items:
Income taxes in the Income Statement	3,315	3,124
Depreciation, amortisation and impairment losses	1,377	1,086
Other non-cash items	1,034	5,998
Change in working capital	(1,126)	(7,496)
Interest received	13	17
Interest paid	(50)	(112)
Income taxes paid	(5,931)	(4,502)

Net cash generated from operating activities	11,255	10,012

Purchase of intangible assets	(97)	(56)
Purchase of property, plant and equipment	(1,402)	(1,667)
Proceeds from other financial assets	1	—
Purchase of other financial assets	(4)	—
Sale of marketable securities	367	—
Purchase of marketable securities	(2,350)	—
Investment in associated company	—	(392)
Dividend received from associated company	4	9

Net cash used in investing activities	(3,481)	(2,106)

Purchase of treasury shares	(2,960)	(2,690)
Dividends paid	(13,495)	(12,551)
Repayment of borrowings	(349)	(420)
Withheld dividend tax	2,329	2,152

Net cash used in financing activities	(14,475)	(13,509)

NET CASH GENERATED FROM ACTIVITIES	(6,701)	(5,603)

Cash and cash equivalents at the beginning of the year	12,226	15,411
Exchange gain/(loss) on cash and cash equivalents	154	(95)

Cash and cash equivalents at the end of the period	5,679	9,713

Strategic aspirations	Financial Statement	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Legal	Financial Information
Company announcement No 30 / 2021

Financial report for the period 1 January 2021 to 31 March 2021	Page 22 of 26
APPENDIX 4: BALANCE SHEET

DKK million	31 Mar 2021	31 Dec 2020

ASSETS

Intangible assets	20,357	20,657
Property, plant and equipment	51,429	50,269
Investments in associated companies	563	582
Deferred income tax assets	5,912	5,865
Other receivables and prepayments	551	674
Other financial assets	1,186	1,066

TOTAL NON-CURRENT ASSETS	79,998	79,113

Inventories	18,653	18,536
Trade receivables	28,029	27,734
Tax receivables	1,897	289
Other receivables and prepayments	3,991	4,161
Marketable securities	1,983	—
Derivative financial instruments	1,153	2,332
Cash at bank	5,683	12,757

TOTAL CURRENT ASSETS	61,389	65,809
TOTAL ASSETS	141,387	144,922

EQUITY AND LIABILITIES

Share capital	470	470
Treasury shares	(9)	(8)
Retained earnings	60,297	63,774
Other reserves	(2,262)	(911)

TOTAL EQUITY	58,496	63,325

Borrowings	2,832	2,897
Deferred income tax liabilities	1,963	2,502
Retirement benefit obligations	1,204	1,399
Provisions	4,508	4,526

Total non-current liabilities	10,507	11,324

Borrowings	6,823	7,459
Trade payables	6,800	5,717
Tax payables	2,905	3,913
Other liabilities	16,108	17,005
Derivative financial instruments	1,235	1,365
Provisions	38,513	34,814

Total current liabilities	72,384	70,273

TOTAL LIABILITIES	82,891	81,597

TOTAL EQUITY AND LIABILITIES	141,387	144,922

Strategic aspirations	Financial Statement	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Legal	Financial Information
Company announcement No 30 / 2021

Financial report for the period 1 January 2021 to 31 March 2021	Page 23 of 26
APPENDIX 5: EQUITY STATEMENT

DKK million	Share capital	Treasury shares	Retained earnings	Other reserves	Total

Q1 2021

Balance at the beginning of the period	470	(8)	63,774	(911)	63,325
Net profit for the period			12,623		12,623
Other comprehensive income for the period			213	(1,351)	(1,138)

Total comprehensive income for the period			12,836	(1,351)	11,485

Transactions with owners:
Dividends			(13,496)		(13,496)
Share-based payments			175		175
Tax related to restricted stock units			(33)		(33)
Purchase of treasury shares		(1)	(2,959)		(2,960)

Balance at the end of the period	470	(9)	60,297	(2,262)	58,496

DKK million	Share capital	Treasury shares	Retained earnings	Other reserves	Total

Q1 2020

Balance at the beginning of the period	480	(10)	57,817	(694)	57,593
Net profit for the period			11,897		11,897
Other comprehensive income for the period			217	(230)	(13)

Total comprehensive income for the period			12,114	(230)	11,884

Transactions with owners:
Dividends			(12,551)		(12,551)
Share-based payments			156		156
Tax related to restricted stock units			7		7
Purchase of treasury shares		(1)	(2,689)		(2,690)

Balance at the end of the period	480	(11)	54,854	(924)	54,399

Strategic aspirations	Financial Statement	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Legal	Financial Information
Company announcement No 30 / 2021

Financial report for the period 1 January 2021 to 31 March 2021	Page 24 of 26

APPENDIX 6: SALES SPLIT PER AREA

Q1 2021 sales split per area

DKK million	Total	International Operations	EMEA	Region China	Rest of World	North America Operations	The US

Diabetes and Obesity care segment
Rybelsus®	729	98	35	—	63	631	621
% change at CER	247%	—	—	—	—	203%	198%
Ozempic®	6,662	1,683	1,348	15	320	4,979	4,674
% change at CER	52%	98%	74%	—	249%	42%	41%
Victoza®	3,909	1,756	937	388	431	2,153	2,077
% change at CER	(16%)	(5%)	(21%)	79%	(3%)	(23%)	(23%)
Total GLP-1	11,300	3,537	2,320	403	814	7,763	7,372
% change at CER	23%	31%	18%	86%	54%	19%	18%
Long-acting insulin	4,822	2,856	1,772	515	569	1,966	1,842
% change at CER	0%	10%	2%	49%	13%	(11%)	(12%)
Tresiba®	2,365	1,347	756	222	369	1,018	923
% change at CER	3%	24%	13%	272%	4%	(15%)	(17%)
Xultophy®	681	539	447	1	91	142	140
% change at CER	8%	16%	3%	—	154%	(12%)	(13%)
Levemir®	1,776	970	569	292	109	806	779
% change at CER	(6%)	(6%)	(10%)	2%	(5%)	(4%)	(4%)
Premix insulin	2,953	2,789	773	1,422	594	164	158
% change at CER	6%	7%	(1%)	17%	(1%)	(6%)	(6%)
Ryzodeg®	420	420	119	35	266	—	—
% change at CER	34%	34%	42%	—	20%	—	—
NovoMix®	2,533	2,369	654	1,387	328	164	158
% change at CER	2%	3%	(7%)	14%	(13%)	(6%)	(6%)
Fast-acting insulin	4,556	2,794	1,657	615	522	1,762	1,663
% change at CER	(4%)	0%	(6%)	16%	5%	(11%)	(11%)
Fiasp®	402	258	231	—	27	144	136
% change at CER	9%	20%	14%	—	123%	(7%)	(6%)
NovoRapid®	4,154	2,536	1,426	615	495	1,618	1,527
% change at CER	(5%)	(2%)	(8%)	16%	2%	(11%)	(11%)
Human insulin	2,535	2,081	573	770	738	454	434
% change at CER	2%	4%	(15%)	0%	31%	(6%)	(5%)
Total insulin	14,866	10,520	4,775	3,322	2,423	4,346	4,097
% change at CER	0%	5%	(4%)	16%	12%	(10%)	(10%)
Other Diabetes care[1]	1,110	841	175	545	121	269	233
% change at CER	4%	4%	(7%)	22%	(27%)	2%	2%
Total Diabetes care	27,276	14,898	7,270	4,270	3,358	12,378	11,702
% change at CER	9%	10%	2%	21%	18%	7%	6%
Obesity care (Saxenda®)	1,551	715	371	7	337	836	759
% change at CER	9%	18%	18%	—	17%	2%	0%
Diabetes and Obesity care total	28,827	15,613	7,641	4,277	3,695	13,214	12,461
% change at CER	9%	11%	3%	21%	18%	6%	6%

Biopharm segment
Rare blood disorders[2]	2,678	1,634	1,099	21	514	1,044	973
% change at CER	2%	1%	16%	(89%)	5%	4%	5%
Haemophilia A	497	382	283	1	98	115	109
% change at CER	16%	11%	4%	(75%)	45%	35%	36%
Haemophilia B	147	92	64	—	28	55	20
% change at CER	18%	20%	23%	—	15%	14%	16%
NovoSeven®	1,980	1,137	735	20	382	843	818
% change at CER	(2%)	(4%)	20%	(89%)	(3%)	0%	1%
Rare endocrine disorders[3]	1,920	1,221	562	30	629	699	695
% change at CER	2%	1%	(1%)	173%	1%	2%	2%
Other Biopharm[4]	379	279	228	2	49	100	43
% change at CER	(12%)	(14%)	(15%)	(50%)	(9%)	(5%)	(14%)
Biopharm total	4,977	3,134	1,889	53	1,192	1,843	1,711
% change at CER	1%	0%	6%	(74%)	2%	3%	3%

Total sales	33,804	18,747	9,530	4,330	4,887	15,057	14,172
% change at CER	7%	9%	3%	16%	14%	6%	5%
% change as reported	0%	2%	(1%)	14%	2%	(3%)	(4%)
Share of growth	100%	64%	13%	24%	27%	36%	32%
1) Primarily NovoNorm®, needles and GlucaGen® HypoKit®.
2) Comprises NovoSeven®, NovoEight®, Refixia®, NovoThirteen® and Esperoct®.
3) Primarily Norditropin®.
4) Primarily Vagifem® and Activelle®.

Strategic aspirations	Financial Statement	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Legal	Financial Information
Company announcement No 30 / 2021

Financial report for the period 1 January 2021 to 31 March 2021	Page 25 of 26
APPENDIX 7: NON-IFRS FINANCIAL MEASURES (ADDITIONAL INFORMATION)
In this Company Announcement, Novo Nordisk discloses certain financial measures of the Group’s financial performance, financial position and cash flows that reflect adjustments to the directly comparable measures calculated and presented in accordance with IFRS. These non-IFRS financial measures may not be defined and calculated by other companies in the same manner and may thus not be comparable with such measures. The non-IFRS financial measures presented in the Company Announcement are Sales and operating profit at CER, Free cash flow and Financial reserves.

Sales and operating profit growth at CER
'Growth at CER’ means that the effect of changes in exchange rates is excluded. It is defined as Net sales/Operating profit for the period measured at the average exchange rates for the same period prior year compared with Net sales/Operating profit for the same period prior year. Price adjustments within hyperinflation countries as defined in IAS 29 ‘Financial reporting in hyperinflation economies’ are excluded from the calculation to avoid growth at CER being artificially inflated.

Growth at CER is considered to be relevant information for investors in order to understand the underlying development in sales and operating profit by adjusting for the impact of currency fluctuations.

Sales at CER

DKK million	Q1 2021	Q1 2020	% change Q1 2021 to Q1 2020

Net sales	33,804	33,875	0%
Effect of exchange rates	2,586	—
Sales at CER	36,390	33,875	7%

Operating profit at CER

DKK million	Q1 2021	Q1 2020	% change Q1 2021 to Q1 2020

Operating profit	14,982	16,302	(8%)
Effect of exchange rates	1,751	—
Operating profit at CER	16,733	16,302	3%

Free cash flow
Novo Nordisk defines free cash flow as ’net cash generated from operating activities’, less ‘net cash used in investing activities’, less repayment on lease liabilities and excluding net change of marketable securities. Free cash flow is a measure of the amount of cash generated in the period which is available for the Board of Directors to allocate between Novo Nordisk's capital providers, through eg dividends, share repurchases and repayment of debt (excluding lease liability repayments) or for retaining in the business to fund future growth.

The following table shows a reconciliation of Free cash flow with Net cash generated from operating activities, the most directly comparable IFRS financial measure:

Free cash flow

DKK million	Q1 2021	Q1 2020

Net cash generated from operating activities	11,255	10,012
Net cash used in investing activities	(3,481)	(2,106)
Repayment on lease liabilities	(225)	(237)
Net change in marketable securities	1,983	—
Free cash flow	9,532	7,669

Strategic aspirations	Financial Statement	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Legal	Financial Information
Company announcement No 30 / 2021

Financial report for the period 1 January 2021 to 31 March 2021	Page 26 of 26
Financial reserves
'Financial reserves' is defined as the sum of cash and cash equivalents at the end of the period, marketable securities with original term to maturity exceeding three months and undrawn committed credit and loan facilities, with a maturity of more than 12 months, less loans and bank overdrafts classified as liabilities arising from financing activities with obliged repayment within 12 months of the balance sheet date. The following table reconciles total financial reserves with cash and cash equivalents, the most directly comparable IFRS financial measure:

Financial reserves

DKK million	Q1 2021	Q1 2020

Cash and cash equivalents	5,679	9,713
Marketable securities	1,983	—
Undrawn committed credit facility	11,528	11,574
Undrawn bridge facility	5,578	—
Borrowings	(471)	(400)
Financial reserves	24,297	20,887

Strategic aspirations	Financial Statement	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Legal	Financial Information
Company announcement No 30 / 2021

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: May 5, 2021
Novo Nordisk A/S

Lars Fruergaard Jørgensen
Chief Executive Officer